United States securities and exchange commission logo





                              August 23, 2023

       Eliot Lurier
       Interim Chief Financial Officer
       MUSTANG BIO, INC.
       377 Plantation Street
       Worcester, MA 01605

                                                        Re: MUSTANG BIO, INC.
                                                            Form 10-K for the
Year-Ended December 31, 2023
                                                            File No. 001-38191

       Dear Eliot Lurier:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 33

   1. Please revise your future filings to disclose the costs incurred during each period presented for each of
your key research and development projects or key programs,
                                                        including but not
limited to MB-106. If you do not track your research and development costs by project or
program, please disclose that fact and explain why you do not maintain and evaluate research
and development costs by project or program. For amounts that are not tracked by project
or program, provide other quantitative or qualitative disclosure that provides more
transparency as to the type of research and development expenses incurred
                                                        (i.e. by nature or type
of expense) which should reconcile to total research and
                                                        development expense on
the Statements of Operations.
 Eliot Lurier
MUSTANG BIO, INC.
August 23, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-
3649 with any questions.



FirstName LastNameEliot Lurier                            Sincerely,
Comapany NameMUSTANG BIO, INC.
                                                          Division of
Corporation Finance
August 23, 2023 Page 2                                    Office of Life
Sciences
FirstName LastName